UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Schedule

Years Ended October 27, 2007, and October 28, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 27, 2007, and October 28, 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2007, and October 28, 2006, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 27, 2007, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
April 21, 2008

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 27, 2007	October 28, 2006
Assets
Cash	$—	$17,199
Investments, at fair value:
Collective funds	28,894,374	26,415,512
Mutual funds	64,673,826	56,108,478
Participant loans	5,014,241	4,143,280
Contributions receivable:
Employer	136,486	237,620
Employee	76,706	139,503
Total assets	98,795,633	87,061,592

Liabilities
Administrative fees payable	14,831	12,992
Net assets available for benefits	$98,780,802	$87,048,600

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 27, 2007	October 28, 2006
Additions:
Interest and dividend income	$1,434,488	$1,190,154
Net realized and unrealized appreciation in fair value of investments	8,230,240	8,429,457
Employee contributions	4,012,936	3,712,476
Employer contributions	6,233,813	6,164,339
Rollover contributions	125,673	12,065
Total additions	20,037,150	19,508,491

Deductions:
Distributions to participants	8,222,604	6,127,083
Administrative expenses	82,344	70,076
Total deductions	8,304,948	6,197,159
Increase in net assets available for benefits	11,732,202	13,311,332

Net assets available for benefits:
Beginning of year	87,048,600	73,737,268
End of year	$98,780,802	$87,048,600

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 27, 2007

1. Description of the Plan

The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 26, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

General

The Plan is a contributory defined contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store (the Company) who have completed six months of continuous service with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s year-end is the last Saturday in October.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the plan through payroll deduction. Effective October 26, 2003, the Company matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 26, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

Vesting

Participants’ employee savings contributions are fully vested immediately. The Company’s 4% (fixed) contribution made before October 28, 2007, vests after five years of vesting service, and the Company’s matching contribution vests after three years of vesting service.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective May 17, 2007, for all post-October 27, 2007 employer fixed and matching contributions, vest after three years of vesting service.

Amounts forfeited upon early termination of employment are used either to restore the nonvested accounts of rehired participants or lost distributees, or to reduce further employer contributions. The value of forfeited nonvested accounts at October 27, 2007, and October 28, 2006, was $119,382 and $139,097, respectively.

Participant Loans

Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers (from) to the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest charged by large United States money center commercial banks. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions.

Payment of Benefits

Upon retirement, death, or termination of employment, the participant or beneficiary may, after consulting with the trustee, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The investments held by the Plan at year-end are valued at quoted market prices. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis. Gain or loss on sales of securities is based on specific identification.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in US Bank Stable Asset Fund.  The statement of net assets available for benefits presents the fair value of the investment which equals contract value relating to this investment. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s assets are held for investment purposes by Great West Retirement Services.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2007 and 2006 as follows:

	Year Ended
	October 27,	October 28,
	2007	2006

Collective funds	$1,169,648	$938,942
Mutual funds	7,060,592	7,490,515
	$8,230,240	$8,429,457

The following investments represent 5% or more of the Plan’s net assets as of 2007 and 2006:

	October 27,	October 28,
	2007	2006

American Growth Fund of America Class R4	$15,364,174	$12,421,902
U.S. Bank Stable Asset Fund	28,728,040	26,307,826
First American Equity Index Fund Class Y	8,980,938	8,236,425
American Century Small Cap Value Fund	6,316,730	6,045,023
MFS Value Fund Class A	9,435,118	8,127,552
AIM International Growth Fund Class A	5,077,805	*
Franklin Strategic Income Fund	11,381,080	10,345,959

*Investments did not equal 5% or more of the Plan’s net assets at year-end.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated March 23, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The plan administrator believes the Plan is being operated with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466  Plan: 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 27, 2007

Description of Asset	Number of Shares/Units Held	Current Value

Collective funds:
U.S. Bank:
Stable Asset Fund	774,074 shares	$28,728,040
Hormel Foods Stock Fund	15,439 shares	166,334
Total collective funds		28,894,374

Mutual funds:
American Growth Fund of America Class R4	407,106 shares	15,364,174
Franklin Strategic Income Fund	1,085,981 shares	11,381,080
First American Equity Index Fund Class Y	316,230 shares	8,980,938
MFS Value Fund Class A	320,269 shares	9,435,118
American Century Small Cap Value Fund	632,939 shares	6,316,730
AIM International Growth Fund Class A	141,050 shares	5,077,805
First American Small Cap Select Fund Cl Y	295,064 shares	4,378,749
Blackrock International Opportunity Cl 1	45,456 shares	2,447,831
First American Strategy Income Allocation Fund Cl A	107,707 shares	1,291,401
Total mutual funds		64,673,826

Participant loans	Interest rates range from 5.00% to 9.25%, maturing through October 2012	5,014,241

Total assets held at end of year		$98,582,441

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE
RETIREMENT SAVINGS PLAN

Date:	April 22, 2008	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm